February 8, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Erin Jaskot

Re:	Essex Rental Corp.
Registration Statement on Form S-3
File No. 333-171387

Ladies and Gentlemen:

Essex Rental Corp. (the “Company”) hereby requests that its Registration Statement on Form S-3, as amended (Registration No. 333-171387), filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 5:00 p.m. (Washington, D.C. time) on February 10, 2011, or as soon as practicable thereafter.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ESSEX RENTAL CORP.

/s/ Martin A. Kroll
Martin A. Kroll
Chief Financial Officer